VIA EDGAR AND BY HAND

November 23, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc. Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), we set forth below the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated November 22, 2004 with respect to the above registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246). The responses to the Staff’s comments are set out in the order in which the comments were set out in the November 22 letter and are numbered accordingly.

General

1.	Please note that all correspondence related to your registration statement, including supplemental correspondence, must be filed on EDGAR before we bring the registration statement effective.

We will by tomorrow file all of the missing correspondence.

Exhibit A; Revised Integration Rider

2.	The subheading is too vague and generic to adequately describe the risk that follows. Revise your risk factor subheading so it reflects the risk that follows. See Item 503(c) of Regulation S-K.

We have revised the subheading to make it less generic.

3.	The risk factor is dense and difficult to follow because you have provided a large amount of information in a single paragraph. Please revise to break-up the text into shorter paragraphs. See Rule 421(d) of Regulation C.

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 23, 2004

We have broken up the risk factor into separate paragraphs.

4.	Please revise the last sentence to indicate that you may avoid possible liability rather than you will avoid any possible liability.

As discussed with the Staff , we have changed the word “may” to “expect”.

5.	Please confirm supplementally that your auditors have considered whether to include a contingent liability footnote to your financial statements, based on the possible rescission right. Your response should include a detailed discussion of the auditors' analysis and conclusions. Provide additional footnote disclosure if appropriate.

The Company has considered the accounting for the formation transactions and has considered whether to include a contingent liability footnote in its financial statements based upon the possible recession right. In making this assessment, the Company considered the following:

The Company will obtain an opinion from its legal counsel that the offer and issuance of the shares of common stock and OP units in the formation transactions are exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and/or Regulation D promulgated thereunder. In addition, the Company expects to avoid any possible liability or repurchase obligation arising out of the private placement of the shares of common stock and OP units in the formation transactions because each member of its management team has entered into an agreement/waiver with the Company and the operating partnership providing that (i) he will not under any circumstances exercise any rescission rights arising out of the formation transactions, (ii) he has irrevocably waived any right to rescission that may arise with respect to the formation transactions, and (iii) he has irrevocably agreed to contribute to the operating partnership any proceeds received by him as a result of any rescission action arising out of the formation transactions if it is ultimately determined that such agreement/waiver is not enforceable. The Company will also receive an opinion from its legal counsel that the agreements are enforceable.

Based on the above, the Company has concluded that the possibility of rescission by the insiders and the consequential repurchase obligation is less than remote. Therefore, the Company has advised us that it believes that the issuance of the shares of common stock and OP units in the formation transactions are properly presented in the financial statements as equity and minority interest, respectively, and that under Statement of Financial Accounting Standards No. 5 disclosure in the footnotes to the financial statements is not required. We have been advised by the Company that it has discussed this analysis and conclusion with its independent auditors, who concur with these conclusion.

6.	Please revise to clarify that the private placement may have been, unavailable because the amount of consideration to be paid in the formation transactions was not determined before you filed the registration statement.

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 23, 2004

We have revised this discussion in accordance with our telephone conversation this morning and made the other changes suggested by the Staff.

7.	Please revise your disclosure to explain the consequences of the private placement exemption being unavailable. Also, please quantify the amount of your contingent liability arising from the rescission rights.

We have revised this discussion in accordance with our telephone conversation this moning and made the other changes suggested by the Staff.

We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement, which is to be filed today by the Company via EDGAR.

     *          *          *

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein, Esq. and Beth A. DeSanto, Esq., 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein, Esq.

Enclosures

cc:	Karen Garnett, Esq. Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth